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                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of January, 2007

                              CONVERIUM HOLDING AG
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                 Dammstrasse 19
                                   CH-6301 Zug
                                   Switzerland
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F   X    Form 40-F
                                  -----            -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes        No    X
                                  -----      -----

If "Yes" is marked, indicate the file number assigned to the registrant in
connection with Rule 12g3-2(b):  82-   Not Applicable

Converium Holding Ltd, Zug

Zug, Switzerland - January 31, 2007 - Converium announces changes to its Global Executive Committee

o Jakob Eugster joins Converium as Executive Vice President for Standard Property & Casualty Reinsurance

o Benjamin Gentsch, Executive Vice President for Specialty Lines, assumes additional responsibility for Life & Health Reinsurance

Converium announces that Jakob Eugster has been appointed as a new member of the Company's Global Executive Committee, effective February 1, 2007. Jakob Eugster will be responsible for Converium's Standard Property & Casualty business. He replaces Frank Schaar who will leave Converium.

Jakob Eugster, 52, a Swiss citizen, most recently served as Managing Director of Benfield Germany, based in Munich. He accepted the position in 2002, following a 27 years career at Swiss Re in Zurich. Converium further announces that Benjamin Gentsch, 46, Member of Converium's Global Executive Committee and Executive Vice President for Specialty Lines, will assume additional responsibility for the Company's Life & Health business. Benjamin Gentsch replaces Christoph Ludemann who will leave Converium.

Inga Beale, CEO, commented: "I would like to thank Christoph Ludemann and Frank Schaar for their valued contributions to Converium over the years and, more recently, to the successful turnaround. I wish Christoph and Frank every success in their future endeavors."

"I am delighted that Jakob Eugster is joining Converium as the new leader of our Standard Property & Casualty business. Jakob has worked for more than three decades in the reinsurance industry with an impressive track record. His vast experience and proven skills will be invaluable for Converium in achieving our ambitious targets for profitable growth."

"I am also very pleased that Benjamin Gentsch has agreed to assume an expanded role within our leadership team. Based on his in-depth market knowledge and previous experience in Life & Health reinsurance Benjamin and his team will identify and capture growth opportunities in existing and new Life & Health markets and products. In addition, he will continue to focus on developing our global specialty book of business."

CVs:

Jakob Eugster is Converium's Executive Vice President for Standard Property & Casualty Reinsurance, effective February 1, 2007. After finishing his studies in Sargans/Switzerland, he started his reinsurance career in 1974 at Swiss Re in Zurich, with a focus on the German market. Jakob Eugster later became the assistant to Swiss Re's CEO before assuming the client relationship responsibility for Switzerland and Austria. In 1998 he was appointed Member of the Executive Team of Swiss Re's Europe division, taking charge of the Swiss and Austrian markets as well as selected German clients. From 2002 to 2005 he served as Managing Director of the German office of Benfield, one of the world's leading reinsurance brokers. In this Munich-based role he was responsible for developing Benfield's German, Swiss and Austrian markets. From 1993 to 1995 Jakob Eugster attended the University of St. Gallen International Management Seminar for insurance industry executives.

Benjamin Gentsch is the Executive Vice President for Specialty Lines and, since February 1, 2007, for Life & Health Reinsurance. In 1998, he joined Zurich Re as the Chief Underwriting Officer Overseas where he was given the task of strengthening the company's position in the Asian, Australian, African and Latin American markets. In addition, he took charge of the Global Aviation reinsurance department and built up the Professional Risk and Global Marine reinsurance departments. In September 2002, Benjamin Gentsch was appointed Chief Executive Officer of Converium Zurich. Between 1986 and 1998, he held various positions at Union Reinsurance Company, Zurich, where from 1990 he was responsible for treaty reinsurance business in Asia and Australia. He is a director of Global Aerospace

Underwriting Managers Ltd. (GAUM) and Medical Defense Union Services Ltd (MDUSL). Benjamin Gentsch holds a degree in business administration of the University of St. Gallen, with a focus on risk management and insurance.

Converium has made it a policy not to provide any quarterly or annual earnings guidance and it will not update any past outlooks for full-year earnings. It will, however, continue to provide investors with perspectives on its value drivers, certain financial guidance for the full year, its strategic initiatives and those factors critical to understanding its business and operating environment.

Enquiries

Beat W. Werder                    Marco Circelli
Head of Public Relations          Head of Investor Relations

beat.werder@converium.com         marco.circelli@converium.com
Phone: +41 (0) 44 639 90 22       Phone: +41 (0) 44 639 91 31
Fax:   +41 (0) 44 639 70 22       Fax:   +41 (0) 44 639 71 31


Dr. Kai-Uwe Schanz
Chief Communication &
Corporate Development Officer

kai-uwe.schanz@converium.com
Phone: +41 (0) 44 639 90 35
Fax:   +41 (0) 44 639 70 35


About Converium

Converium is an independent international multi-line reinsurer known for its innovation, professionalism and service. Today Converium employs about 500 people in 15 offices around the globe and is organized into three business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance. Converium has a "BBB+" financial strength rating (Credit Watch positive) from Standard & Poor's and a "B++" financial strength rating (outlook positive) from A.M. Best Company.

Important Disclaimer

This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as `seek to', `expects', `should continue', `believes', `anticipates', `estimates' and `intends'. The specific forward-looking statements cover, among other matters, the Company's internal review and related restatement, the reinsurance market, the Company's operating results, certain financial guidance, e.g. related to the tax rate of the Company, the reduction of North American net reserves, the acquisition costs ratio and the costs of the Corporate Center, the rating environment and the prospect for improving results and expense reductions. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include the impact of our ratings downgrade or a further lowering or loss of one of our financial strength ratings; the impact of the restatement on our ratings and client relationships; uncertainties of assumptions used in our reserving process; risk associated with implementing our business strategies and our capital improvement measures and the run-off of our North American business; cyclicality of the reinsurance industry; the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates; acts of terrorism and acts of war; changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio; actions of competitors, including industry consolidation and development of competing financial products; a decrease in the level of demand for our reinsurance or increased competition in our industries or markets; a loss of our key employees or executive officers without suitable replacements being recruited within a suitable period of time; our ability to address material weaknesses we have identified in our internal control environment; political risks in the countries in which we operate or in which we reinsure risks; the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized; the effect on us and the insurance industry as a result of the investigations being carried out by the US Securities and Exchange Commission, New York's Attorney General and other governmental authorities; changes in our investment results due to the changed composition of our invested assets or changes in our investment policy; failure of our retrocessional reinsurers to honor their obligations or changes in the credit worthiness of our reinsurers; our failure to prevail in any current or future arbitration or litigation; and extraordinary events affecting our clients, such as bankruptcies and liquidations, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               CONVERIUM HOLDING AG




                                               By:  /s/ Inga Beale
                                                    Name:  Inga Beale
                                                    Title: CEO




                                               By:  /s/ Christian Felderer
                                               Name:  Christian Felderer
                                               Title: General Legal Counsel



Date: January 31, 2007